
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2017

Alexander H. Ware
Chief Financial Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

      Re: **Buffalo Wild Wings, Inc.**
               Form 10-K for Fiscal Year Ended December 25, 2016
               Filed February 17, 2017
               Form 10-Q for Quarterly Period Ended September 24, 2017
               Filed October 25, 2017
               File No. 000-24743

Dear Mr. Ware:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure